October 26, 2020

John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Gatsby Digital, Inc. Amendment No. 1 to

Offering Statement on Form 1-A

Filed October 7, 2020

File No. 024-11292

Dear Mr. Stickel:

We acknowledge receipt of the comments in the letter dated October 23, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Gatsby Digital, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 3 to Form 1-A Risk Factors

Investors in this offering will enter into an Investors’ Rights Agreement that will limit their voting rights , page 10

1.	Please revise this risk factor to clarify, if true, that the voting right restrictions apply to all shares of capital stock of the company held by an investor, including shares of common stock acquired upon conversion of the preferred stock, and not just preferred stock. In this regard, we note that Section 4 of the Investors' Rights Agreement applies to "all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder."

In response to the Staff’s comment, the Company has revised the above risk factor to clarify that the voting right restrictions apply to all shares of capital stock of the Company held by an investor, including shares of common stock acquired upon conversion of the preferred stock, and not just preferred stock. Further, we have amended the Investors’ Rights Agreement to make clear that these restrictions will terminate upon an initial public offering of the Company’s capital stock, and have amended disclosure elsewhere in the Offering Statement to reflect this change.

Investor Perks, page 14

2.	We note that you will provide specific perks to investors who purchase a minimum of 5,435 shares in the offering, including certain trading credits in their Gatsby Platform accounts. Please revise to briefly explain the nature of such trading credits and provide illustrative examples of how they may be used by investors.

In response to the Staff’s comment, we have revised the “Investor Perks” disclosure to further explain the nature of such trading credits and provide examples of how they may be used by investors in this offering.

Our Advantage, page 20

3.	We note your statement in the seventh paragraph on page 20 and elsewhere that your customers can earn Gatsby Rewards Points for each trade that can be redeemed for gift cards. As previously requested, please describe in greater detail the thresholds at which such points trigger rewards (e.g., clarify the monetary value of a gift card that one Gatsby Rewards Point represents.) Also please provide an estimate of any costs you expect to incur for purchasing gift cards or other rewards for which outstanding rewards points will be redeemed in the future.

In response to the Staff’s comment, we have revised the disclosure under “Our Advantage” to describe in greater detail the Gatsby Rewards program, including thresholds at which Gatsby Rewards points trigger rewards, and an estimate of costs the Company expects to incur in connection with the Gatsby Rewards program.

Plan of Operations and Milestones, page 27

4.	Please define the acronym "LTV" in the table under the heading "Clear Path to a Profitable Zero-commission Model" on page 27. Substantially revise to clearly explain how each of the figures under the "User Acquisition" and "LTV" columns were calculated. Also clearly explain the assumptions underlying "management's current views," which you using for illustrative purposes, as you state at the bottom of page 27. Finally, please explain what you mean by the phrases "revenue from float," "Gatsby Gold," "routing away," and "churn extrapolated from current levels."

In response to the Staff’s comment, the Company now represents this “Clear Path to a Profitable Zero-commission Model” model in text format, as opposed to in image format. The disclosure in the table has also been revised significantly, and now clearly explains how each of the figures under the "User Acquisition" and "LTV" columns were calculated, as well as explaining all underlying assumptions used to create this model. Finally, all previously undefined terms used in connection with this model have now been defined.

5.	We note your statement in the graphic at the bottom of page 27 that "[d]etailed financial projections will be made available in the data room for additional review once the offering is qualified and made available for investment." Please tell us what you mean by the "data room" and tell us why you believe you can provide such information to investors when it is not in the offering statement.

We appreciate the Staff bringing this to our attention. The statement “"[d]etailed financial projections will be made available in the data room for additional review once the offering is qualified and made available for investment” was included in error, and has been removed. No data room will be provided to investors, and the Company believes that all relevant information is provided to investors in the Offering Statement.

Exhibits

6.	We note your statements in your test-the-waters materials that:
•	your pre-money valuation is estimated at $25,000,000 (refer to Exhibit 13.1);
•	you have plans to create a Gatsby gold premium account (refer to Exhibit 13.3); and
•	your revenue model appears to include secondary revenue sources (e.g., interest on floats and cash balances from customer accounts and from stock loans) (refer to Exhibits 13.3).

Please revise to include this information in your offering circular. Also explain how your pre-money valuation was calculated. Alternatively, please explain why such information is not material to investors.

In response to the Staff’s comment, the Company now discloses in the Offering Statement:

•	its pre-money valuation, and provides an explanation of its calculation;
•	its plans for a premium account feature, currently intended to be called “Gatsby Gold”; and
•	a description of its secondary revenue sources, which the Company makes clear are not significant sources of revenue, and are immaterial to its operations.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Gatsby Digital, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Ryan Belanger-Saleh

Chief Executive Officer

Gatsby Digital, Inc.